Filed by Ready Capital Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Ready Capital Corporation

Commission File No.: 001-35808

VOTE THE ENCLOSED PROXY CARD TODAY TO PROTECT THE VALUE OF YOUR INVESTMENT!

January 28, 2025

Dear UDF IV Shareholder,

On December 2, 2024, United Development Funding IV (“UDF IV” or the “Trust”) announced that it had entered into a definitive agreement to be acquired by Ready Capital, a NYSE-traded, leading multi-strategy real estate finance company. The proposed merger is expected to provide UDF IV shareholders with immediate value and potential long-term upside.

The Trust will hold a Special Meeting of Shareholders (the “Special Meeting”) on March 4, 2025, to vote on the proposed merger with Ready Capital. The UDF IV Board of Trustees urges you to vote “FOR” the merger as soon as possible by following the instructions on the enclosed proxy card. Your vote is important, no matter how many UDF IV shares you own.

Your vote is critical. Please vote today!

Ready Capital: The Right Partner for UDF IV1

•	Ready Capital (NYSE: RC) is a non-bank lender to both investors in and owners of lower-to-middle-market commercial real estate properties with a $1.2 billion market cap[2] as of November 29, 2024, the date of the merger agreement with UDF IV

•	Headquartered in New York, NY, Ready Capital has a $9.4 billion portfolio of more than 7,500 loans diversified across 50 states & Europe

•	Externally managed by Waterfall Asset Management, LLC (“Waterfall”), a successful and proven asset manager with a 19-year track record

•	Waterfall/Ready Capital have a long history with UDF IV. Ready Capital and its affiliates have funded over $110mm of loans originated by UDF IV over the last 10 years (all loans were repaid in full)

Strong Financial Profile2

$11.3 Billion Total Assets	$1.2 Billion Market Capitalization
$12.59 Book Value Per Share	13.6% Dividend Yield

Ready Capital will provide UDF IV investors with the opportunity to benefit from ownership of Ready Capital shares, offering access to an efficient and scalable operating platform, a diversified business model, a broad portfolio of real estate debt investments, and the extensive expertise and resources of Ready Capital’s external manager, Waterfall.

 Note: (1) Details from Ready Capital Investor Presentation as of December 2, 2024. (2) Portfolio and financial metrics as of September 30, 2024; market data as of November 29, 2024. Market cap and dividend yield data will fluctuate over time. As of January 23, 2025, Ready Capital’s market capitalization was $1.15 billion and its dividend yield was 14.7%. (3) Assets include loans, MBS, servicing assets, JV investments, real estate owned, and purchased future receivables. (4) Loans with the “Other” classification are generally lower-to-middle market acquired loans that have nonconforming characteristics for the Fixed rate, Bridge, or Construction categories.

Merger Expected to Deliver Significant Value for UDF IV Shareholders

Based on Ready Capital’s closing share price on November 29, 2024, UDF IV shareholders may receive up to $5.89 per share in value as a result of the merger with Ready Capital. In connection with the merger, in exchange for each share of UDF IV that you hold immediately prior to the effective time of the merger, you will receive:

•	Up to $2.44 per UDF IV share of pre-closing cash distributions. These per share and aggregate distribution amounts include the distribution of $0.065 per share, or approximately $2 million in the aggregate, declared by the Trust in December 2024. Notably, UDF IV had over $90 million in cash as of January 27, 2025.

•	0.416 shares of Ready Capital common stock. Shares to be issued by Ready Capital at the time the merger closes. These Ready Capital shares have an implied value of $94 million in the aggregate, or $3.07 per UDF IV share, based on Ready Capital’s closing share price on November 29, 2024. The implied value of this stock consideration will fluctuate based on any changes in the market price of Ready Capital common stock prior to the closing of the merger. Based on Ready Capital’s closing share price on January 27, 2025 and the number of UDF IV shares outstanding on that date, this stock consideration has an implied value of $88 million in the aggregate, or $2.87 per UDF IV share.

•	0.416 Contingent Value Rights (CVRs). CVRs to be issued by Ready Capital at the time the merger closes, which may generate payments totaling up to $12 million in the aggregate, or up to $0.38 per UDF IV share. These payments will be made in the form of additional shares of Ready Capital common stock and may be made over a period of several years.

YOUR VOTE IS IMPORTANT!

On March 4, 2025, you will have the opportunity to decide the future of your investment in UDF by voting on the merger at the Special Meeting. The UDF IV Board of Trustees recommends that UDF IV shareholders vote “FOR” the merger as soon as possible by following the instructions on the enclosed proxy card.

It is important that you vote as soon as possible, no matter how many shares you own. We urge you to use the enclosed proxy card to vote “FOR” the Ready Capital merger to protect the value of your UDF IV investment. Remember, abstaining from voting has the same effect as voting against the merger.

Visit UDFIVReadyCapMerger.com to find additional materials and information on this compelling merger and the benefits we believe it will deliver to our shareholders.

Thank you again for your continued support.

Sincerely,

United Development Funding IV’s Board of Trustees

If you have any questions or require any assistance with respect to voting your shares, please contact our proxy solicitor:

Innisfree M&A Incorporated

Shareholders may call:

1 (877) 750-9496

(toll-free from the U.S. and Canada)

+1 (412) 232 3651

(from other countries)

Additional Information About the Merger

The merger is subject to the approval of UDF IV shareholders and other customary closing conditions. Ready Capital filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) containing a proxy statement/prospectus that was declared effective on January 8, 2025. UDF IV called the Special Meeting to approve the proposed merger and distributed the proxy statement/prospectus and other documents to its shareholders in connection with the Special Meeting beginning on or about January 9, 2025. The proxy statement/prospectus contains important information about the proposed merger and related matters. WE URGE YOU TO READ CAREFULLY THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS AND SUPPLEMENTS THERETO, AND THE OTHER RELEVANT DOCUMENTS FILED BY READY CAPITAL WITH THE SEC AND MADE AVAILABLE BY UDF IV BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT READY CAPITAL, UDF IV AND THE PROPOSED MERGER. You may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Ready Capital with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ready Capital with the SEC are also available free of charge on Ready Capital’s website at www.readycapital.com. UDF IV shareholders may obtain free copies of the proxy statement/prospectus and other relevant documents made available by UDF IV free of charge on www.UDFIVReadyCapMerger.com.

Forward-Looking Statements

This letter contains statements that constitute forward-looking statements relating to, among other things, the benefits of the proposed merger and the consideration payable in connection therewith, the estimated amount of distributions to be paid to UDF IV’s shareholders prior to closing and the estimated contingent consideration expected to be paid to UDF IV shareholders pursuant to the contingent value rights. These forward-looking statements are based on UDF IV management’s current expectations and are not guarantees of future performance or future events. Such forward-looking statements generally can be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers should be aware that there are various factors, many of which are beyond UDF IV’s control, which could cause actual results to differ materially from any forward-looking statements made in this letter, including, among others, the risk that the Ready Capital merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain UDF IV shareholder approval of the merger or the failure to satisfy the other conditions to completion of the merger; risks that will affect the market prices of the Ready Capital common stock and therefore, the implied value of the shares of Ready Capital common stock to be issued to UDF IV shareholders in the merger, risks that will affect the amount of the pre-closing distributions to UDF IV shareholders, including, among others, developments in litigation involving UDF IV; risks that will affect the amount of contingent consideration, if any, including, among others, the performance of specified UDF IV loans and developments in litigation involving UDF IV; risks related to disruption of management attention from the ongoing business operations due to the merger; the effect of the announcement of the merger on the operating results and businesses generally of Ready Capital and UDF IV; the outcome of any legal proceedings relating to the merger; the ability to retain key personnel; availability of suitable investment opportunities; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; general economic conditions; market conditions; inflationary pressures on the capital markets and the general economy; conditions in the market for small balance commercial loans and other investments; legislative and regulatory changes that could adversely affect the businesses of Ready Capital and UDF IV; and risks related to integrating an existing lending platform into Ready Capital’s operations. Accordingly, UDF IV shareholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this letter. UDF IV undertakes no obligation to update its forward-looking statements, whether as a result of new information, future events or otherwise.